Exhibit 99.1

Ecopetrol receives NYSE notice regarding non-filing of annual report on Form 20-F for the year ended December 31, 2016

Ecopetrol S.A (BVC: ECOPETROL; NYSE: EC) announces that received a notification letter from the New York Stock Exchange (NYSE) stating that because of the non-filing of the annual report in the form 20-F, the procedures established in Section 802.01E for the Companies Manual listed on the New York Stock Exchange shall apply. This procedure establishes that the NYSE will monitor compliance with the reporting obligation for a period of six months. If this period is not met, the NYSE may consider extending this period for up to six more months, depending on Ecopetrol's own circumstances, before proceeding to suspend trading or delist the share.

It is important to mention that Ecopetrol´s audited financial statements for 2016 have been duly presented in Colombia in compliance with local financial regulations and authorities.

The Company’s management is committed to file its annual report on Form 20-F and be again in compliance with applicable listing rules as soon as possible.

For more information on the communications issued by Ecopetrol regarding the non-publication of 20-F 2016, please consult:

Material Information:

http://www.ecopetrol.com.co/wps/portal/web_es/ecopetrol-web/investors/general-information/general-information

Conference Call:

http://www.ecopetrol.com.co/wps/portal/web_es/ecopetrol-web/investors/general-information/investor-presentations

Bogotá D.C., May 25, 2017

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Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co